SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                                    Amendment No. 1
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                      AMERICAN GAMING & ENTERTAINMENT, LTD.
                                (Name of Issuer)


                          Common Stock, par value $0.01
                         (Title of Class of Securities)

                                  026325 10 0
                                 (CUSIP Number)


                          Constance J. Gustafson, Esq.
                          Lowe Gray Steele & Darko, LLP
                 Bank One Tower, 111 Monument Circle, Suite 4600
                           Indianapolis, Indiana 46204
                                 (317) 236-8020
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                September 1, 2000
             (Date of event which requires filing of this statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                               (Page 1 of 9 Pages)

CUSIP No.   0263251 0 0                 13D                Page 2 of 9 Pages

1.  NAME OF REPORTING PERSONS

    David B. McLane (along with John F. Fisbeck and Carter M. Fortune)

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [X]
                                                    (b)  [_]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               Mr. McLane owns 114,045,513 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 344,161,540.(1)

        8.     SHARED VOTING POWER

               0

        9.     SOLE DISPOSITIVE POWER

               Mr. McLane owns 114,045,513 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 344,161,540.

        10.    SHARED DISPOSITIVE POWER

               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Messrs. McLane, Fisbeck and Fortune are deemed to beneficially own an aggregate 344,161,540 shares of AGEL's Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.8%

14.  TYPE OF REPORTING PERSON

     IN

--------
1 Members of the Control Group assigned the right to purchase certain additional shares of the Company pursuant to the Stock Purchase Agreements to family members of the Control Group and employees and consultants of WOW Entertainment, Inc., a company owned by the Control Group (which company became a wholly-owned subsidiary of the Company; however, the members of the Control Group did not retain sole or shared voting or dispositive power over such shares.

CUSIP No.   026325 10 0                 13D                Page 3 of 9 Pages

1.   NAME OF REPORTING PERSONS

     John F. Fisbeck (along with Mr. McLane and Mr. Fortune)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [X]
                                                    (b)  [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               Mr. Fisbeck owns 114,058,013 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 344,161,540.

        8.     SHARED VOTING POWER

               0

        9.     SOLE DISPOSITIVE POWER

               Mr. Fisbeck owns 114,058,013 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 344,161,540.

        10.    SHARED DISPOSITIVE POWER

               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Messrs. McLane, Fisbeck and Fortune are deemed to beneficially own an aggregate 344,161,540 shares of AGEL's Common Stock.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.8%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No.    026325 10 0                13D                Page 4 of 9 Pages

1.   NAME OF REPORTING PERSONS

     Carter M. Fortune (along with Messrs. McLane and Fisbeck)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                    (a)  [X]
                                                    (b)  [_]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     PF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                      [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

        7.     SOLE VOTING POWER

               Mr. Fortune owns 116,058,014 shares over which he has sole voting power; however, as a member of a group he will be deemed to beneficially own 344,161,540.

        8.     SHARED VOTING POWER

               0

        9.     SOLE DISPOSITIVE POWER

               Mr. Fortune owns 116,058,014 shares over which he has sole dispositive power; however, as a member of a group he will be deemed to beneficially own 344,161,540.

        10.    SHARED DISPOSITIVE POWER

               0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Messrs. McLane, Fisbeck and Fortune are deemed to beneficially own an aggregate 344,161,540 shares of AGEL's Common Stock

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     91.8%

14.  TYPE OF REPORTING PERSON

     IN

Item 1.  Security and Issuer.

    This Amendment No. 1 amends Items 3, 4 and 5 of Statement on Schedule 13D dated August 7, 2000 ("Schedule 13D"), previously filed by David B. McLane, John
F. Fisbeck and Carter M. Fortune relating to shares of Common Stock, $0.01 par value per share ("Common Stock"), of American Gaming & Entertainment, Ltd., a Delaware corporation ("AGEL"), with principal offices located at Bank One Tower, 111 Monument Circle, Suite 4600, Indianapolis, Indiana 46204.

Item 3.  Source and Amount of Funds or Other Consideration.

    Messrs. McLane, Fisbeck and Fortune and their assigns purchased 367,911,380 shares of AGEL's Common Stock pursuant to two Stock Purchase Agreements for a total of $100,000 in cash plus additional consideration (described in Item 4 below). The source of the consideration for the purchase is personal funds.

Item 4.  Purpose of the Transaction.

    On September 1, 2000, Messrs. David B. McLane, John F. Fisbeck and Carter M. Fortune (collectively, the "Control Group") and their assigns collectively purchased 367,911,380 shares of the Common Stock of AGEL pursuant to two Stock Purchase Agreements dated July 28, 2000. One agreement was with Richard C. Breeden, who is the Bankruptcy Trustee for the Bennett Funding Group, Inc. et al. (the "Estate") in a bankruptcy proceeding pending in the United States Bankruptcy Court for the Northern District of New York. This agreement provided for the purchase of 362,088,361 shares (the "Estate Stock") of Common Stock from the Estate for $98,200 in cash. The Estate Stock included 360,588,361 shares of Common Stock which were issued upon conversion of AGEL's Series C Cumulative Preferred Stock, Series D Cumulative Preferred Stock and Series E Preferred Stock owned by the Estate pursuant to a notice of conversion delivered to AGEL dated as of July 21, 2000. The other agreement was with Shamrock Holdings Group, Inc.("Shamrock")and provided for the purchase of 5,823,019 shares of Common Stock (of which 1,399,565 shares were issued upon conversion of the Company's Series A Preferred Stock owned by Shamrock pursuant to a notice of conversion delivered to the Company dated as of July 21, 2000) for $1,800 in cash.

     Of the 367,911,380 shares purchased, 344,161,540 shares were purchased by the Control Group. The right to purchase the remainder of the shares was assigned to family members of the Control Group and employees and consultants of WOW Entertainment, Inc., a company owned by the Control Group (which company became a wholly-owned subsidiary of the Company). The source of funds for all purchases was from personal funds. Collectively, the stock purchased from the Estate and Shamrock represent 98.1% of the outstanding Prior Common Stock of the Company.

     The Control Group also agreed to cause AGEL to pay J. Douglas Wellington, who served as the Company's President and CEO until immediately following closing, from post-closing funds to be contributed to AGEL by the Control Group, a severance payment in the amount of $62,500 (which represents one-half of the severance payment to be received under his employment agreement in effect immediately prior to the closing)and a car and rent allowance in the amount of $1,500. Immediately following closing of the stock sale, Mr. Wellington resigned as the CEO and President of the Company and Mr. McLane was elected as president. In addition, Douglas E. May was elected as the Chief Financial Officer.

     The Company's Board of Directors was expanded to three members and the Board of Directors appointed Mr. McLane to fill one of the vacancies. The Board of Directors also elected Frank Fisbeck and Douglas E. May as Directors whose election will become effective no more than ten days following the mailing of a definitive Information Statement to the Company's shareholders. Mr. Wellington is anticipated to resign from the Board shortly after the new directors take office.

     Shortly after the closing on the stock sale, a company owned by the Control Group, WOW Entertainment, Inc. ("WOW") became a wholly owned subsidiary of AGEL. Messrs. McLane, Fisbeck and Fortune did not receive any additional shares of AGEL in connection with such transaction. Based in Indianapolis, Indiana, WOW develops and produces sports entertainment programming. WOW's first run syndicated television series, WOW-Women of Wrestling, is scheduled to premiere in the fall of 2000.

     The foregoing description of certain provisions of the Stock Purchase Agreements, copies of which were filed as exhibits to the Schedule 13D, is not intended to be complete and is qualified in its entirely by reference to the full text of such agreements.

Item 5.  Interest in Securities of the Issuer.

    (a)-(b) Messrs. McLane, Fisbeck and Fortune are as members of a group deemed to beneficially own 344,161,540 shares of AGEL common stock representing 91.9% of the outstanding common stock of AGEL. Individually, each person has sole dispositive and voting power over the following shares of Common Stock: McLane, 114,045,513 (or 30.4%), John F. Fisbeck, 114,058,013 (or 30.4%) and Fortune,
116,058,014 (or 30.9%).

    (c) Except for the execution of the Stock Purchase Agreements and as set out in this Item 5(c), there have been no transactions in shares of common stock by the Buyers during the past 60 days. Of the 367,911,300 shares purchased, 344,161,540 shares were purchased by the Control Group. The right to purchase the remainder of the shares was assigned to family members of the Control Group and employees and consultants of WOW Entertainment, Inc., a company owned by the Control Group (which company became a wholly-owned subsidiary of the Company. The source of funds for all purchases was from personal funds. Collectively, the stock purchased from the Estate and Shamrock represent 98.2% of the outstanding Prior Common Stock of the Company.

    (d) The Buyers, based on their respective percentage ownership of the shares of Common Stock to which this statement relates, shall have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, any sale of such shares of common stock.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    Except as described under Items 3, 4 and 5 and as set out in this Item 6, to the best knowledge of the Buyers, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Buyers and any other person with respect to any securities of AGEL, including but not limited to transfer or voting of any securities of AGEL, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of AGEL.

    The Buyers are affirming in this filing their membership in a "group" within the meaning of Rule 13d-5(b)(1). Although the Buyers took ownership of the AGEL stock in their individual names and are individually supplying the consideration for the purchase of the AGEL stock from personal funds, the Buyers may be considered to be acting together for the purpose of acquiring and holding the stock since each of the Buyers has signed the Stock Purchase Agreements and because of the oral agreement described below.

    Mr. Fortune owns certain preferred stock in WOW Entertainment, Inc. ("WOW"), the company owned by the Buyers which became a subsidiary of AGEL following the closing on the purchase of the AGEL Stock. Mr. Fortune has also made a loan to WOW. The Buyers have an oral agreement that they will not dispose of the AGEL shares until the preferred stock has been redeemed and the loan repaid.

    WOW is a party to a Distribution Agreement with M/G Perin, Inc. (the "Distributor") under which WOW has agreed to cause the issuance to the Distributor of 3% of the AGEL common stock acquired by the Buyers pursuant to the Stock Purchase Agreements plus a warrant to acquire an additional 1% of the AGEL common stock owned by the Buyers. The shares issued to the Distributor came solely from the shares purchased by the Buyers. Upon the closing of the AGEL stock purchase, the Buyers have caused the issuance of the stock to the Distributor and intend to cause the issuance of the warrant to the Distributor.

                                  EXHIBIT INDEX


Exhibit No.     Description
-----------     -----------

Exhibit A      Joint Filing Statement

                                    SIGNATURE


    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2000

/s/ David B. McLane
-----------------------------
David B. McLane


/s/  John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
-----------------------------
Carter M. Fortune

                                    EXHIBIT A

                             Joint Filing Statement

         We, the undersigned, hereby express our agreement that the attached Amendment No. 1 to Schedule 13D is filed on behalf of each of us.


/s/ David B. McLane
-----------------------------
David B. McLane


/s/  John F. Fisbeck
----------------------------
John F. Fisbeck


/s/ Carter M. Fortune
-----------------------------
Carter M. Fortune